SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

Rule 13e-3 Transaction Statement
under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 2)

CRYSTAL RIVER CAPITAL, INC.

(Name of the Issuer)

CRYSTAL RIVER CAPITAL, INC.

BROOKFIELD ASSET MANAGEMENT INC

B ACQUISITION SUB INC.

PARTNERS LIMITED

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

229393301

(CUSIP Number of Class of Securities)

Crystal River Capital, Inc. Three World Financial Center 200 Vesey Street, 10th Floor New York, New York 10281-1010 (212) 549-8400

Brookfield Asset Management Inc.
B Acquisition Sub Inc.
Partners Limited

c/o Brookfield Asset Management Inc.

Suite 300, Brookfield Place

181 Bay Street

P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

COPIES TO:

Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, NY 10022 (212) 318 6000 Attn: Michael L. Zuppone	Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000 Attn: John T. Haggerty	Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300 Attn: Scott M. Freeman

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing

Transaction valuation(1)	Amount of filing fee(2)
14,538,315.60	1,037.00

(1)

For purposes of calculating the filing fee only, the transaction value was determined by multiplying (a) 24,230,526 shares of common stock proposed to be acquired in the merger by (b) the merger consideration of $0.60 per share.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals00007130 multiplied by the total Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,037.00

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Crystal River Capital, Inc.

Date Filed: April 1, 2010

Introduction

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Crystal River Capital, Inc. (the “Company”) and the Brookfield Entities (as defined below).  For purposes of this Schedule 13E-3, the “Brookfield Entities” are Brookfield Asset Management Inc., an Ontario corporation (“Brookfield”), B Acquisition Sub Inc., a Maryland corporation (“Sub”), Partners Limited, an Ontario corporation (“Partners”).  Partners owns, directly or indirectly, all the outstanding Class B Limited Voting Shares and approximately 10% of the outstanding Class A Limited Voting Shares issued by Brookfield, on a fully diluted basis. Sub is an indirect wholly-owned subsidiary of Brookfield.

On February 23, 2010, Brookfield, Sub and the Company entered into an Agreement and Plan of Merger (as the same may be amended, the “Merger Agreement”), pursuant to which Sub will merge with and into the Company with the Company surviving as an indirect wholly-owned subsidiary of Brookfield (the “Merger”).  At the effective time of the Merger, each share of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (not including any shares of the Company Common Stock held by Brookfield, Sub or the Company or any wholly-owned subsidiary of Brookfield or the Company) will be canceled and converted into the right to receive $0.60 in cash without interest less any required withholding tax.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission (the “Commission”) a definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of stockholders of the Company.  At the meeting, stockholders of the Company will consider and vote upon a proposal to approve the Merger.  A copy of the Proxy Statement is filed as Exhibit (a)(1).  A copy of the Merger Agreement is filed as Exhibit (d)(1).

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3.  The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all appendices thereto.

The information contained in this Schedule 13E-3 and the Proxy Statement concerning the Company was supplied by the Company, and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than the Company was supplied by such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such other filing person.

Item 1.  Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.  Subject Company Information.

Item 1002 of Regulation M-A:

(a)                   Name and Address.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS - The Parties to the Merger”

(b)                   Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING - Record Date and Share Ownership”

“IMPORTANT INFORMATION ABOUT CRYSTAL RIVER - Trading Market and Price of Crystal River’s Common Stock”

The exact title of each class of the subject equity securities is “Crystal River Capital, Inc. common stock, par value $0.001 per share.”

(c)                   Trading Market and Price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT CRYSTAL RIVER - Trading Market and Price of Crystal River’s Common Stock”

(d)                   Dividends.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT CRYSTAL RIVER - Dividends”

(e)                   Prior Public Offerings.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“TRANSACTIONS IN SHARES OF CRYSTAL RIVER’S COMMON STOCK - Prior Public Offerings”

(f)                    Prior Stock Purchases.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“TRANSACTIONS IN SHARES OF CRYSTAL RIVER’S COMMON STOCK - Purchases by Crystal River or the Brookfield Entities”

Item 3.  Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)                   Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - The Parties to the Merger”

“INFORMATION REGARDING CRYSTAL RIVER’S AND BROOKFIELD ENTITIES’ EXECUTIVE OFFICERS AND DIRECTORS”

The Company is the subject company and a filing person.  The Company is externally managed by Crystal River Capital Advisors, LLC, which is an indirect wholly-owned subsidiary of Brookfield.

(b)                   Business and Background of Entities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - The Parties to the Merger”

“INFORMATION REGARDING CRYSTAL RIVER’S AND BROOKFIELD ENTITIES’ EXECUTIVE OFFICERS AND DIRECTORS”

(c)                   Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“INFORMATION REGARDING CRYSTAL RIVER’S AND BROOKFIELD ENTITIES’ EXECUTIVE OFFICERS AND DIRECTORS”

Item 4.  Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)(2)               Material Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

“THE SPECIAL MEETING - Voting; Vote Required for Approval”

“ANNEX A - Agreement and Plan of Merger”

(c)                   Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Interests of Crystal River’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“THE MERGER AGREEMENT - Options to Purchase Common Stock; Restricted Stock and Stock Unit Awards”

“THE MERGER AGREEMENT - Conversion of Common Stock”

“ANNEX A - Agreement and Plan of Merger”

(d)                   Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - No Appraisal Rights”

(e)                  Provisions For Unaffiliated Security Holders.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS - Provisions for Unaffiliated Security Holders”

(f)                    Eligibility for Listing or Trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)                   Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Interests of Crystal River’s Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

(b) - (c)           Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Background of the Merger”

“THE MERGER AGREEMENT”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

“ANNEX A - Agreement and Plan of Merger”

(e)                   Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Interests of Crystal River’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT - Additional Transactions”

“THE SPECIAL MEETING - Voting by Directors, Executive Officers and Other Filing Persons; No Recommendation by Executive Officers”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

“ANNEX A - Agreement and Plan of Merger”

Item 6.  Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)                   Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Plans for Crystal River After the Merger”

“THE MERGER AGREEMENT - Structure of the Merger”

“THE MERGER AGREEMENT - Conversion of Common Stock”

“THE MERGER AGREEMENT - Options to Purchase Common Stock; Restricted Stock and Stock Unit Awards”

“THE MERGER AGREEMENT - No Further Ownership Rights”

“ANNEX A - Agreement and Plan of Merger”

(c)(1)-(8)         Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Interests of Crystal River’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Plans for Crystal River After the Merger”

“SPECIAL FACTORS - Certain Effects if the Merger is Not Consummated”

“FINANCING”

“THE MERGER AGREEMENT”

“ANNEX A - Agreement and Plan of Merger”

Item 7.  Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)                   Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Recommendation of the Crystal River Special Committee”

“SPECIAL FACTORS - Recommendation of Crystal River’s Board of Directors”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Position of Brookfield as to the Fairness of the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Certain Effects if the Merger is Not Consummated”

(b)                   Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Recommendation of the Crystal River Special Committee”

“SPECIAL FACTORS - Recommendation of Crystal River’s Board of Directors”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Position of Brookfield as to the Fairness of the Merger”

(c)                  Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Recommendation of the Crystal River Special Committee”

“SPECIAL FACTORS - Recommendation of Crystal River’s Board of Directors”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Position of Brookfield as to the Fairness of the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Certain Effects if the Merger is Not Consummated”

(d)                   Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Position of Brookfield as to the Fairness of the Merger”

“SPECIAL FACTORS - Interests of Crystal River’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS - Certain Effects of the Merger”

“SPECIAL FACTORS - Plans for Crystal River After the Merger”

“SPECIAL FACTORS - Certain Effects if the Merger is Not Consummated”

“SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS - No Appraisal Rights”

“THE MERGER AGREEMENT”

“ANNEX A - Agreement and Plan of Merger”

Item 8.  Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)                                                          Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Recommendation of the Crystal River Special Committee”

“SPECIAL FACTORS - Recommendation of Crystal River’s Board of Directors”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Position of Brookfield as to the Fairness of the Merger”

“SPECIAL FACTORS - Opinion of Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.)”

“ANNEX B - Opinion of Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.)”

(b)                                                         Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Recommendation of the Crystal River Special Committee”

“SPECIAL FACTORS - Recommendation of Crystal River’s Board of Directors”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Position of Brookfield as to the Fairness of the Merger”

“SPECIAL FACTORS - Opinion of Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.)”

“SPECIAL FACTORS - Certain Effects of the Merger.”

“SPECIAL FACTORS - Certain Effects if the Merger is not Consummated”

“ANNEX B - Opinion of Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.)”

(c)                                                          Approval of Security Holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Position of Brookfield as to the Fairness of the Merger”

“THE MERGER AGREEMENT - Conditions to the Merger”

“THE SPECIAL MEETING - Voting; Vote Required for Approval”

(d)                                                         Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

(e)                                                          Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Recommendation of the Crystal River Special Committee”

“SPECIAL FACTORS - Recommendation of Crystal River’s Board of Directors”

(f)                                                            Other Offers.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

Item 9.  Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a) — (b)                        Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Opinion of Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.)”

“ANNEX B - Opinion of Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.)”

(c)                                                          Availability of Documents.

The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of the Company Common Stock or any representative who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a) — (d)                        Source of Funds; Conditions; Expenses; Borrowed Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE MERGER AGREEMENT - Expense Reimbursement”

“EXPENSES OF THE TRANSACTION”

“FINANCING”

“ANNEX A - Agreement and Plan of Merger

Item 11.  Interests in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)                                                          Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Interests of Crystal River’s Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b)                                                         Securities Transactions.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“TRANSACTIONS IN SHARES OF CRYSTAL RIVER’S COMMON STOCK - Securities Transactions”

Item 12.  The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)                                                     Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - Interests of Crystal River’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING - Voting by Directors, Executive Officers and Other Filing Persons; No Recommendation By Executive Officers”

(e)                                                          Recommendation of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS - Background of the Merger”

“SPECIAL FACTORS - Recommendation of the Crystal River Special Committee”

“SPECIAL FACTORS - Recommendation of Crystal River’s Board of Directors”

“SPECIAL FACTORS - Crystal River Special Committee’s Reasons for the Merger and Factors Considered in Determining Fairness”

“SPECIAL FACTORS - Crystal River’s Board of Directors’ Reasons for the Merger and Factors Considered in Determining Fairness”

“THE SPECIAL MEETING - Voting by Directors, Executive Officers and Other Filing Persons; No Recommendation By Executive Officers”

Item 13.  Financial Statements.

Item 1010 of Regulation M-A:

(a)-(b)                                       Financial Information; Pro Forma Information.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT CRYSTAL RIVER - Financial Data”

“IMPORTANT INFORMATION ABOUT CRYSTAL RIVER - Book Value Per Share”

“IMPORTANT INFORMATION ABOUT CRYSTAL RIVER - Ratio of Earnings to Fixed Charges”

“OTHER MATTERS - Where You Can Find More Information”

ANNEX C - Annual Report on Form 10-K for the fiscal year ended December 31, 2009

ANNEX D - Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2010

Item 14.  Persons/Assets Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a) — (b)        Solicitations or Recommendations; Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“EXPENSES OF THE TRANSACTION”

“THE SPECIAL MEETING - Revocability of Proxies”

“THE SPECIAL MEETING - Solicitation of Proxies”

Item 15. Additional Information

Item 1011 of Regulation M-A:

(b)                   Other Material Information.  The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Exhibit No.	Document

(a)(1)

Definitive Proxy Statement of the Company dated as of June 24, 2010 (incorporated herein by reference to the Definitive Proxy Statement of the Company on Schedule 14A filed with the Commission on June 28, 2010 (the “Proxy Statement”))

(a)(2)	Press Release issued by the Company dated February 24, 2010 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 24, 2010)

(a)(3)	The Company’s Current Report on Form 8-K/A dated March 9, 2010 (incorporated herein by reference to the Company’s Current Report Form 8-K/A filed March 17, 2010)

(a)(4)	Press Release issued by the Company dated March 23, 2010 (incorporated herein by reference to the Company’s Schedule 14A filed March 23, 2010)

(a)(5)	Form of Revised Proxy Card (filed with the Commission together with the Proxy Statement)

(a)(6)	Form of Letter to Stockholders (filed with the Commission together with the Proxy Statement)

(a)(7)	Form of Notice to Stockholders of Special Meeting (filed with the Commission together with the Proxy Statement)

(c)(1)	Opinion of Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.) (incorporated herein by reference to Annex B of the Proxy Statement)

(c)(2)*	Materials presented by Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.) to the Board of Directors on February 18, 2010

(c)(3)*	Materials presented by Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.) to the Board of Directors on February 23, 2010

(d)(1)

Agreement and Plan of Merger, dated as of February 23, 2010, by and among Brookfield Asset Management Inc, B Acquisition Sub Inc. and Crystal River Capital, Inc. (incorporated herein by reference to Annex A of the Proxy Statement)

* Previously filed April 2, 2010.

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

CRYSTAL RIVER CAPITAL, INC.

By:	/s/ Rodman L. Drake
Name:	Rodman L. Drake
Title:	CEO

Date: June 28, 2010

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Joseph Freedman
Name:	Joseph Freedman
Title:	Senior Managing Partner

Date: June 28, 2010

B ACQUISITION SUB INC.

By:	/s/ Jay Sheth
Name:	Jay Sheth
Title:	Vice President

Date: June 28, 2010

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Authorized Signatory

Date: June 28, 2010